Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

July 23, 2013

among

MAIDENFORM BRANDS, INC.,

HANESBRANDS INC.

and

GENERAL MERGER SUB INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 23, 2013 among Maidenform Brands, Inc., a Delaware corporation (the “Company”), Hanesbrands Inc., a Maryland corporation (“Parent”), and General Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have unanimously approved the execution of this Agreement and the transactions contemplated hereby and declared it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the Merger, any offer, proposal, inquiry or other indication of interest relating to (i) any acquisition or purchase (including through a merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification or other similar transactions), directly or indirectly, of more than twenty percent (20%) of any class of equity or voting securities as of the consummation of such acquisition or purchase of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party or “group” (as defined under Section 13(d) of the 1934 Act) beneficially owning more than twenty percent (20%) of any class of equity or voting securities as of the consummation of such tender offer or exchange offer of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of the Company, (iii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification or other similar transaction involving the Company or any of its Subsidiaries pursuant to which the stockholders of the Company immediately preceding such transaction hold, directly or indirectly, less than eighty percent (80%) of the voting equity interests in the surviving or resulting parent entity of such transaction, (iv) a sale, transfer, lease, license, exchange or similar disposition to any Third Party or “group” (as defined under Section 13(d) of the

1934 Act) of assets of the Company or any of its Subsidiaries that, individually or in the aggregate, generate more than twenty percent (20%) of the consolidated net revenues or net income of the Company and its Subsidiaries taken as a whole, or (v) a liquidation, dissolution or other winding up of the Company and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or such Person’s properties or assets, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the actual date and time at which the Closing occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of March 30, 2013 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 30, 2013.

“Company Balance Sheet Date” means March 30, 2013.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries at such time.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, severance, change in control, transaction bonus, retention or other similar agreement or plan or (iii) other plan, agreement or arrangement providing for compensation, bonuses, equity or equity-based compensation, incentive or deferred compensation, fringe benefits, perquisites, health and welfare benefits, disability or sick leave benefits, supplemental unemployment benefits or post-employment or retirement benefits, in each case that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries has any liability, for the past, current or future benefit of any current or former Company Employee or consultant.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the Company’s ability to consummate the Merger, other than, in the case of the immediately preceding clause (i), any effect resulting from (A) changes in GAAP or mandatory changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate, (B) general changes in the financial or securities markets or general economic or political conditions in the United States or any other country or region in which the Company or any of its Subsidiaries do business, (C) changes (including changes of Applicable Law or interpretations thereof) or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) the execution and delivery of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of or any facts or circumstances relating to Parent, including the impact thereof on the relationships, contractual or otherwise, of the Company and any of its Subsidiaries with employees, customers, suppliers or other third parties and any litigation (provided that the exception in this clause (E) shall not apply to “Company Material Adverse Effect” as used in Section 4.03 and Section 4.04), (F) any failure in and of itself by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (G) any action taken (or omitted to be taken) at the express written request or with the express written consent of Parent, (H) a change in the price and/or trading volume of the Company Stock on NYSE or any other market in which such securities are quoted for purchase and sale (provided that the underlying cause of any such change may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) or (I) any action taken by the Company, Parent or any of their respective Subsidiaries that is required or expressly contemplated pursuant to this Agreement, including any actions required under this Agreement to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that to the extent that any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A)-(D) disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the businesses in which the Company or any of its Subsidiaries engages, the incremental disproportionate impact thereof may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stock Plans” means the Company’s 2009 Omnibus Incentive Plan, the Company’s 2005 Stock Incentive Plan, the MF Acquisition Corporation 2004 Stock Option Plan, the MF Acquisition Corporation 2004 Stock Option Plan for Non-Employee Directors and the MF Acquisition Corporation 2004 Rollover Stock Option Plan, in each case, as such plan may have been amended from time to time.

“Company U.S. Plan” means any Company Employee Plan that covers Company Employees located primarily within the United States.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any and all Applicable Laws governing the protection of the environment or human health and safety (but solely to the extent relating to exposure to hazardous materials).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with the first entity, would be treated as a single employer under Section 414 of the Code.

“Financing Sources” means the lenders party to the Amended Credit Agreement from time to time.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority or tribunal, department, court, agency, commission, arbitrator or official, including any political subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered, issued, or applied for in the United States and all other nations throughout the world, and all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) trademarks, service marks, trade dress, logos, domain names, rights of publicity, trade names and corporate names (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) computer software (including source code, object code, firmware, operating systems and specifications), (vi) trade secrets and know-how (including manufacturing and production processes and techniques and research and development information), (vii) databases and data collection, (viii) any other similar type of proprietary intellectual property right and (ix) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 1.01 of the Parent Disclosure Schedule.

“License Agreement” means any agreement to which the Company or any of its Subsidiaries is a party, that is material to the business of the Company and its Subsidiaries, taken as a whole, and pursuant to which the Company or any of its Subsidiaries is granted a license or sublicense to, or covenant not to be sued under, any Intellectual Property owned by a Third Party (other than the Company or its Subsidiaries).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim of any kind in respect of such property or asset.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NYSE” means the New York Stock Exchange.

“Owned Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any event, change, circumstance, effect, occurrence, condition, state of facts or development, either individually or in the aggregate, that would prevent or impair the ability of Parent or Merger Subsidiary to perform their respective obligations hereunder or to consummate the Merger.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been taken in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ Liens and Liens granted to landlords under any lease, (vii) licenses to Intellectual Property granted in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the Company Balance Sheet and (x) any Liens that are not material to the Company and its Subsidiaries, taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Regulatory Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, any Applicable Law analogous to the HSR Act or otherwise regulating antitrust or merger control matters and in each case existing in foreign jurisdictions, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its controlled Affiliates.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
2013 Proxy Statement	4.23
Acceptable Confidentiality Agreement	6.04(f)(i)
Adverse Recommendation Change	6.04(a)
Agreement	Preamble
Amended Credit Agreement	5.07(b)
Amended Credit Facility	5.07(c)
Antitrust Division	8.01(b)
Certificates	2.03(a)

Term	Section
Closing	2.01(b)
Company	Preamble
Company Board Recommendation	4.02(b)
Company Credit Agreement	4.06(b)
Company Option Awards	2.05(a)
Company Performance Stock Award	2.05(b)
Company Permits	4.12(b)
Company Related Parties	11.04(d)
Company Restricted Share	2.05(b)
Company Restricted Stock Awards	2.05(b)
Company RSU	2.05(b)
Company SAR	2.05(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(c)
Company Stock Option	2.05(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02(a)
Company Subsidiary Securities	4.06(b)
Confidentiality Agreement	6.03
Continuing Employee	7.06(a)
Contract	4.20(a)
D&O Insurance	7.05(c)
e-mail	11.01
Effective Time	2.01(c)
End Date	10.01(b)(i)
Enforceability Exceptions	4.02(a)
Exchange Agent	2.03(a)
Expense Reimbursement Amount	11.04(b)(iii)
Financing	5.07(d)
FTC	8.01(b)
Indemnified Person	7.05(a)
Lease	4.14(b)
Leased Real Property	4.14(b)
Material Contract	4.20(a)
Maximum Amount	7.05(c)
Merger	2.01(a)
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Owned Real Property	4.14(a)
Parent	Preamble
Parent Plans	7.06(c)
Parent Related Parties	11.04(d)
Preferred Shares	4.05(a)
Proceeding	7.05(a)
Process Agent	11.09(b)

Term	Section
Prohibition	9.01(b)
Proxy Statement	4.09
Representatives	6.04(a)
Reverse Termination Fee	11.04(b)(iv)
Section 6.04 Notice	6.04(e)
Solvent	5.08(b)
Specified Acquisitions	8.01(b)
Superior Proposal	6.04(f)(ii)
Surviving Corporation	2.01(a)
Tail Insurance	7.05(c)
Tax	4.16(k)
Tax Return	4.16(k)
Tax Sharing Agreements	4.16(k)
Taxing Authority	4.16(k)
Termination Fee	11.04(b)(i)
Top Customer	4.25
Top Supplier	4.25
Uncertificated Shares	2.03(a)
WARN Act	4.18(e)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereby”, “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) and continue its corporate existence under the laws of the State of Delaware.

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017, at 9:00 a.m. local time on a Business Day as promptly as reasonably practicable (but in any event no later than three Business Days) after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $23.50 in cash, without interest (such per share amount, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration upon surrender of such shares of Company Stock in accordance with Section 2.03, without interest.

(b) Each share of Company Stock held by the Company or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock held by any wholly-owned Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled without any conversion thereof, and no payment shall be made with respect thereto.

(d) Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, $0.01 par value, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Such funds may be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable hereunder and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the stockholders of the Company in the amount of any such losses and (ii) such investments shall only be in short-term obligations of the United States of America with maturities of no more than 90 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of Certificates or Uncertificated Shares at the Effective Time, other than shares described in Section 2.02(b) or Section 2.02(c), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal and such other documents as may be reasonably requested by the Exchange Agent, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger

Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, including a copy thereof, and Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent or as required by any final and non-appealable order, judgment or decree of any Governmental Authority, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Company Stock Awards.

(a) Stock Options. At or immediately prior to the Effective Time, each option to purchase shares of Company Stock (each, a “Company Stock Option”) and each stock appreciation right which represents the right to receive a payment in cash or shares of Company Stock (each, a “Company SAR” and together with the Company Stock Options, the “Company Option Awards”) that is then-outstanding under any Company Stock Plan, whether or not vested or exercisable, shall, automatically and without any action on behalf of the holder thereof, be canceled, and the Company shall pay each holder of such Company Option Award for each such Company Option Award an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Option Award by (ii) the number of shares of Company Stock underlying such award (assuming full vesting of the Company Option Award) had such holder exercised the Company Option Award in full immediately prior to the Effective Time. The Company shall take all actions necessary to terminate and cancel each Company Option Award with an exercise price per share that is equal to or greater than the Merger Consideration at the Effective Time in accordance with the terms of the applicable Company Stock Plan without any cash payment being made in respect thereof and the holder of such Company Option Award shall have no further rights in respect thereof.

(b) At or immediately prior to the Effective Time, (i) each award of Company Stock that is subject to vesting or other forfeiture conditions (each, a “Company Restricted Share”) and each restricted stock unit entitling the holder to delivery of shares of Common Stock, subject to satisfaction of vesting or other forfeiture conditions, whether settled in cash or in stock (each, a “Company RSU” and together with the Company Restricted Shares, the “Company Restricted Stock Awards”) that is then-outstanding under any Company Stock Plan, whether or not vested, automatically and without any action on behalf of the holder or beneficiary thereof, shall be canceled, and the Company shall pay the holder of any such Company Restricted Stock Award an amount in cash equal to the product of the Merger Consideration and the number of shares of Company Stock represented by such Company Restricted Stock Award and (ii) all dividends and interest, if any, accrued but unpaid as of the Effective Time with respect to Company Restricted Shares outstanding under any Company Stock Plan, automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of the associated Company Restricted Shares. Any Company Restricted Stock Award for which the number of shares of Common Stock deliverable under such award is determined based on the satisfaction of performance conditions (a “Company Performance Stock Award”) shall be deemed to have been earned at the target level under the terms of the award agreement relating to such Company Performance Stock Award.

(c) Prior to the Effective Time, the Company shall provide such notice, if any, to the extent required under the terms of the applicable Company Stock Plan, obtain any necessary consents, and make any amendments to the terms of any outstanding Company Option Award or Company Restricted Stock Award to give effect to the transactions contemplated by this Section 2.05. All payments under this Section 2.05 shall be made at or as soon as practicable after the Effective Time, pursuant to the Company’s ordinary payroll practices, and shall be subject to any applicable withholding.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Stock, Company Stock Options, Company SARs, Company Restricted Shares or Company RSUs, as the case may be, in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended to be identical to the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except (a) for Article FIRST, which shall read “The name of the corporation is Maidenform Brands, Inc.”, (b) that the provisions of the certificate of incorporation of Merger Subsidiary relating to the incorporator of Merger Subsidiary shall be omitted and (c) as otherwise required by Section 7.05(b), and as so amended shall be the amended and restated certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Delaware Law. Nothing in this Section 3.01 shall affect in any way the indemnification obligations provided for in Section 7.05(b).

Section 3.02. Bylaws. The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law. Nothing in this Section 3.02 shall affect in any way the indemnification obligations provided for in Section 7.05(b).

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the Persons designated by Parent prior to the Closing Date shall be the initial officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, the Company represents and warrants to Parent and Merger Subsidiary, except (x) as disclosed in any Company SEC Document filed by the Company with the SEC after December 29, 2012 and at least three Business Days prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any “risk factor” section, and any disclosures set forth in any such Company SEC Document in any section designated as relating to forward looking statements or any other disclosures included therein to the extent predictive, cautionary or forward-looking in nature) or (y) as set forth in the Company Disclosure Schedule, that:

Section 4.01. Corporate Existence and Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as and those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a copy of its certificate of incorporation and by-laws as currently in effect.

(b) The Company is not in violation in any material respect of any provision of its certificate of incorporation or by-laws.

Section 4.02. Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby are within the Company’s corporate powers and authority and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock entitled to vote thereon is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, as applicable) constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Law affecting creditors’ rights generally and general principles of equity (the “Enforceability Exceptions”).

(b) At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) unanimously resolved, subject to Section 6.04, to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby require no action by or in respect of, or registration or filing by the Company with, or authorization, consent or approval of, or notification to, any Governmental Authority with respect to the Company or any of its Subsidiaries other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and regulations of NYSE and (d) any such action, registration, filing, authorization, notification, consent or approval the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, conflict with, or result in a violation of, or constitute a default (with or without notice or lapse of time, or both) under, or cause, permit or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, or result in triggering any payment or other rights or obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or affected or (d) result in the creation or imposition of any Lien on any property or asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Shares”). As of the close of business on July 19, 2013, there were outstanding: (i) 22,910,581 shares of Company Stock (excluding Company Restricted Shares), (ii) no Preferred Shares, (iii) Company Stock Options to purchase an aggregate of 74,412 shares of Company Stock; (iv) Company SARs relating to an aggregate of 548,658 shares of Company Stock, (v) 378,011 Company Restricted Shares and (vi) Company RSUs relating to an aggregate of 88,082 shares of Company Stock. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Option Award or Company Restricted Stock Award will be, duly authorized and validly issued and fully paid and non-assessable and were or will be, as the case may be, issued free of preemptive rights. No outstanding shares of capital stock of the Company were issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of Delaware Law, the Company’s certificate of incorporation or by-laws or any Contract to which the Company is or was a party or otherwise bound). Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into, or exercisable or exchangeable for, securities having the right to vote) with the stockholders of the Company or any such Subsidiary on any matter.

(b) The Company has provided Parent with a schedule that is accurate and compete in all material respects setting forth, as of July 19, 2013:

(i) (A) the name of each Company Stock Option holder, (B) the date each Company Stock Option was granted, (C) the number of shares of Company Stock subject to each such Company Stock Option, (D) the price at which each such Company Stock Option may be exercised, and (E) a general description of the vesting conditions of such Company Stock Option and if such Option is subject to any performance based vesting conditions, the number of shares earned at the target level of performance;

(ii) (A) the name of each holder of Company Restricted Shares, (B) the date such Company Restricted Shares were granted, (C) the number of Company Restricted Shares held by each holder, and (D) a general description of the vesting conditions of such Company Restricted Shares, and if such Company Restricted Shares are subject to any performance based vesting conditions, the number of shares earned at the target level of performance;

(iii) (A) the name of each holder of Company SARs, (B) the date such Company SARs were granted, (C) the number of shares of Company Stock subject to each such Company SAR, and (D) a general description of the vesting conditions of such Company SARs and if such Company SARs are subject to any performance based vesting conditions, the number of shares earned at the target level of performance; and

(iv) (A) the name of each holder of Company RSUs, (B) the date such Company RSUs were granted, (C) the number of shares of Company Stock subject to each such Company RSU, and (D) a general description of the vesting conditions of such Company RSUs) and if such Company RSUs are subject to any performance based vesting conditions, the number of shares earned at the target level of performance.

(c) Except as set forth in Section 4.05(a) of this Agreement or Section 4.05(c) of the Company Disclosure Schedule and for changes since the close of business on July 19, 2013 resulting from the exercise or settlement of Company Option Awards or Company Restricted Stock Awards outstanding on such date, there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other equity or voting securities or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other equity or voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or equity or voting securities or securities convertible into or exchangeable for any capital stock or equity or voting securities of the Company or (iv) any rights (either preemptive or other and including restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights) that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or equity or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations (contingent or otherwise) of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or retire any of the Company Securities, except pursuant to any Company Stock Plan.

(d) Except as set forth in Section 4.05(d) of the Company Disclosure Schedule, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries.

(a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and (where applicable) in good standing as and those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a copy of each of its Subsidiaries’ certificate or articles of incorporation, as applicable, and by-laws or other equivalent organizational documents as currently in effect. None of its Subsidiaries is in violation of any provision of its respective certificate or articles of incorporation, as applicable, or by-laws or other equivalent organizational documents, except for such violations as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock and other equity and voting securities of, and ownership interests in, each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Liens (other than Liens arising by operation of law or pledges required or which may be required under the existing terms of the Credit Agreement dated as of June 15, 2007 among Maidenform, Inc., the Company, the lenders listed therein and Bank of America, N.A. as administrative agent (as amended prior to the date hereof, the “Company Credit Agreement”)). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other equity securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or equity or voting securities of any of the Company Subsidiaries or securities convertible into, or exchangeable for, any capital stock or other equity or voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) any rights (either preemptive or other and including restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights) that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other equity or voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations (contingent or otherwise) of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or retire any of the Company Subsidiary Securities. Other than the ownership of the Company’s Subsidiaries as set forth on Section 4.06(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any capital stock, membership interest, partnership interest, joint venture interest or other equity, voting or ownership interest in any other Person.

Section 4.07. SEC Filings.

(a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company or any of its Subsidiaries since January 2, 2010 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Company’s knowledge, none of the Company SEC Documents is the subject of any ongoing SEC review. To the Company’s knowledge, there are no SEC inquiries or investigations pending or threatened, in each case involving the Company or any of its Subsidiaries.

(f) Since January 2, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE.

Section 4.08. Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company, including, in each case, the notes thereto, included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis in all material respects during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present in all material respects, in conformity with GAAP, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) Since January 2, 2010, the Company and its executive officers have made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder with respect to the Company’s filings pursuant to the 1934 Act. The Company has established and maintains disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act) designed to ensure, and the Company has no reasonable basis to believe such controls and procedures are not effective to ensure, that material information relating to the Company, including its consolidated Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has established and maintains a system of internal accounting controls and financial reporting sufficient to comply with all legal and accounting requirements applicable to the Company that has been designed by the Company to be, and the Company has no reason to believe it is not, effective, in each case, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls, to the Company’s auditors and its audit committee (i) any “significant deficiencies” and “material weaknesses” (as defined by the Public Company Accounting Oversight Board) within the knowledge of the Company in the design or operation of its internal accounting controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in internal controls. Since January 2, 2010, the Company has not received any written material complaint, allegation, assertion or claim in writing regarding the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation assertion or claim that the Company has engaged in improper accounting or auditing practices. The Company has made available to Parent a summary of any disclosure made by management to the Company’s auditors and audit committee since January 2, 2010 regarding significant deficiencies, material weaknesses and fraud.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the 1934 Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when definitively filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From December 29, 2012 until the date hereof:

(a) the business of the Company and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects;

(b) there has not been any event, change, effect, occurrence, condition, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(c) none of the Company or any of its Subsidiaries has entered into any binding commitment or transaction that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) there has not been any material change in the accounting methods, principles or practices of the Company or any of its Subsidiaries (except for changes required by law or regulatory accounting requirements);

(e) there have not been any material amendments or changes in the certificate of incorporation, by-laws or other equivalent organizational documents of the Company or any of its Subsidiaries;

(f) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, assets, stock, property or other securities) with respect to any shares of capital stock of or other equity or ownership interest in the Company or any of its Subsidiaries (other than dividends or distributions by a Subsidiary of the Company to the Company or any other Subsidiary of the Company); and

(g) none of the Company or any of its Subsidiaries has taken any other action that would be prohibited by Section 6.01(d), 6.01(e), 6.01(j) or 6.01(l) if it were taken after the date of this Agreement and prior to the Effective Time.

Section 4.11. No Undisclosed Material Liabilities. Neither the Company nor any of its Subsidiaries had at the Company Balance Sheet Date or has incurred since that date any liability or obligation of any kind (whether accrued, absolute, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations), other than: (a) liabilities disclosed or reserved against in the Company Balance Sheet or otherwise disclosed in the notes thereto; (b) liabilities incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; (c) liabilities incurred in connection with the transactions contemplated hereby; and (d) liabilities that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws.

(a) Neither the Company nor any of its Subsidiaries is, or since January 2, 2010 has been, in violation of or has been given written or, to the Company’s knowledge, oral notice by any Governmental Authority of any violation of, any Applicable Law, except for violations that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Authority is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries involving any of their respective properties or assets or any of their respective officers or directors in their capacities as such, nor has any Governmental Authority indicated to the Company an intention to conduct the same. This Section 4.12(a) does not relate to Tax matters, which are the subject of Section 4.16.

(b) The Company and its Subsidiaries have all permits, licenses, franchises, variances, exemptions and other governmental authorizations, consents and approvals necessary to conduct their businesses in all material respects as presently conducted (collectively, the “Company Permits”), except for permits, licenses, franchises, variances, exemptions, orders, authorizations, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are not in violation of the terms of any Company Permit, except for violations which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any material Company Permit is pending or, to the knowledge of the Company, threatened, in each case, which would have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Litigation. There is no action, arbitration, suit or proceeding pending against the Company or any of its Subsidiaries or involving any of their respective properties or assets or any of their respective directors or officers in their capacities as such, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or involving any of their respective properties or assets or any of their respective directors or officers in their capacities as such, before (or, in the case of threatened actions, arbitrations, suits or proceedings, would be before) or by any Governmental Authority or any arbitrator or arbitration tribunal, except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or seeks to limit, curtail or restrict in a manner that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or limit the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or services. Except as disclosed in Section 4.13 of the Company Disclosure Schedule or as would not have or reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries is subject to any order, judgment, decree or injunction of, rule or written agreement with, any Governmental Authority.

Section 4.14. Properties.

(a) Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company and each of its Subsidiaries (collectively, the “Owned Real Property”).

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased, licensed, used or occupied by the Company or its Subsidiaries other than parking spaces, common areas or walkways (each, a “Leased Real Property”) and the location of the premises, and all leases, subleases, license agreements (each, a “Lease”) and other similar such agreements, including any amendments or modifications thereto, pursuant to which the Company or any of its Subsidiaries has an interest in the Leased Real Property.

(c) Except as would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid title in fee simple to all of the Owned Real Property and good title to, or valid leasehold interests in, all Leased Real Property and all other property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, and (ii) all such properties are free and clear of all Liens of any nature whatsoever, except Permitted Liens. All such properties and assets are in good condition and repair, reasonable wear and tear excepted, and are adequate to carry on the business of the Company and the Company’s Subsidiaries, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease and each lease under which the Company or any of its Subsidiaries leases any personal property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge as of the date hereof, any other party to a Lease or a lease under which the Company or any of its Subsidiaries leases any personal property, is in violation of any provision of any such lease, and there is not, under any of such leases, any existing default or event which with notice or lapse of time or both would become a default, in each case, by the Company or any of its Subsidiaries.

Section 4.15. Intellectual Property.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) or have a valid right to use, all of the Intellectual Property, as currently used in the conduct of the business of the Company and its Subsidiaries as currently conducted; (ii) to the knowledge of the Company, all of the issued patents and registered trademarks, service marks and copyrights included in the Owned Intellectual Property are valid and enforceable and in force and effect and subsisting; (iii) there exist no material restrictions on the use, license or transfer of the Owned Intellectual Property; (iv) the business of the Company and its Subsidiaries as currently conducted (including the products currently sold by the Company and its Subsidiaries) does not infringe the Intellectual Property rights of any Person; (v) to the knowledge of the Company, no Person is infringing any Intellectual Property owned by the Company or its Subsidiaries; (vi) none of the Intellectual Property owned by the Company or any of its Subsidiaries has been adjudged invalid or unenforceable in whole or in part or is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries; (vii) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Intellectual Property owned by the Company or its Subsidiaries, the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof; (viii) all former and current employees of the Company or its Subsidiaries and any third party consultants who have participated in the conception or development of any Intellectual Property on behalf of the Company, have executed written agreements with the Company or its Subsidiaries that assign, or obligate them to assign, to either or both the Company or its Subsidiaries, to the fullest extent permitted by Applicable Law, all rights to any such Intellectual Property relating to the business of the Company or its Subsidiaries; and (ix) the consummation of the Merger will not result in the loss or impairment of the right of the Company or its Subsidiaries to own or use any of the Intellectual Property as currently used by either in the conduct of the business.

Section 4.16. Taxes. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) (i) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account extensions) in accordance with all Applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects, and (ii) the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes shown as due and payable on the Tax Returns that have been filed and all other Taxes otherwise due and payable, except in each case of clauses (i) and (ii), with respect to matters contested in good faith or for which adequate reserves have been established under GAAP.

(b) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2010, have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(c) As of the date hereof, there is no claim, audit, action, suit or proceeding now pending or, to the Company’s knowledge, threatened in writing against the Company or its Subsidiaries in respect of any material Tax.

(d) During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(e) No claim has been made by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(f) Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement.

(g) The Company and each of its Subsidiaries have withheld and paid to the appropriate Taxing Authorities all Taxes required to be withheld and paid by them on payments to any employee, independent contractor, stockholder, creditor, customer or other third party.

(h) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax law), as a transferee or successor, or by contract (other than Contracts entered into in the ordinary course of business, the primary subject of which is not Taxes). Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company).

(i) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2).

(j) The Company has complied with all Applicable Laws relating to record retention (including, without limitation, to the extent necessary to claim any exemption from sales tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(k) “Tax” means (i) any tax or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee and (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 4.17. Employee Benefit Plans.

(a) Section 4.17 of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Employee Plan. With respect to each such Company Employee Plan, the Company has delivered or made available to Parent, to the extent applicable, a true, correct and complete copy of: (i) all plan documents (including amendments) and trust agreements; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) any current summary plan description; (iv) the most recent annual financial report, if any; and (v) the most recent actuarial report, if any. Except as specifically provided in the foregoing documents, or in other documents, delivered or made available to Parent, there are no amendments to any Company Employee Plan that have been adopted or approved nor has the Company or any ERISA Affiliate committed (whether or not such commitment is legally binding) to make any such amendments or to adopt or approve any new Company Employee Plan.

(b) With respect to each Company U.S. Plan subject to Title IV of ERISA other than a Multiemployer Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no such Company U.S. Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA, (ii) no Lien has arisen or would be reasonably expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code, (iii) neither the Company nor any of its ERISA Affiliates has engaged in a transaction described in Section 4069 or 4212(c) of ERISA that could result in a liability to the Company after the Effective Time, and (iv) neither the Company nor any of its ERISA Affiliates has incurred in the past six years, or reasonably expects to incur prior to the Effective Time, any liability under Title IV of ERISA arising in connection with the termination of any such Company U.S. Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Multiemployer Plan, (A) neither the Company nor any of its ERISA Affiliates has in the past six years incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan and (B) to the Company’s knowledge, no event has occurred and no condition or circumstance has existed, that presents a material risk of the occurrence of any withdrawal by the Company, any of its Subsidiaries or any of its ERISA Affiliates from or the partition, termination, reorganization or insolvency of any such Multiemployer Plan which could result in any liability of the Company or any of its Subsidiaries to any such Multiemployer Plan.

(c) Each Company U.S. Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination or opinion from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter or opinion letter should be revoked or not be reissued. The Company has made available to Parent copies of the most recent Internal Revenue Service determination and opinion letters with respect to each such Company U.S. Plan.

(d) Each Company Employee Plan has been maintained in material compliance, and is now in compliance, with its terms and with the requirements prescribed by all statutes and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan or any fiduciaries thereof before any court or arbitrator or any Governmental Authority, including the Internal Revenue Service, the U.S. Department of Labor or the PBGC.

(e) The consummation of the Merger or the other transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any Company Employee to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation under, any Company Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Effective Time, Parent, to merge, amend or terminate any Company Employee Plan or (iv) give rise to the payment of any amount under any Company Employee Plan that would not be deductible pursuant to the terms of Section 280G of the Code. Since January 1, 2013, none of the Company or any of its Subsidiaries has made any payment or award to any Company Employee in respect of any severance, transaction bonus, retention payment or other similar award in connection with the sale or change in control of the Company.

(f) Each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in material compliance with Section 409A of the Code since January 1, 2005. Each person on the payroll records of Company is properly classified as an employee or independent contractor, and has been properly classified on their payroll records as exempt or nonexempt under the Fair Labor Standards Act or any applicable state or foreign law equivalent, except to the extent that failure to do so has not created any extant material liability. No Company Employee Plan provides for post-retirement or post-employment welfare benefits (other than healthcare continuation coverage required under applicable Federal or state law). Neither the Company nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any “multiple employer plan” (within the meaning of the Code or ERISA) creating any extant material liability. All contributions or premiums required to be made by either the Company under the terms of each Company Employee Plan or by ERISA, the Code or Applicable Laws have in all material respects been made in a timely fashion in accordance with ERISA, the Code or Applicable Laws and the terms of such Company Employee Plan.

Section 4.18. Labor and Employment.

(a) The Company has made available to Parent correct and complete copies of: (i) all collective bargaining agreements, memorandums of understanding, and extension agreements (including all addendums, amendments and related correspondence thereto); (ii) all arbitration awards for the last three (3) years regarding employment or labor issues; (iii) all material employment policy manuals and individual employment policies; (iv) all pending employment or labor related charges and lawsuits; (v) all pending unfair labor practice charges and complaints, and (vi) all pending United States Occupational Safety and Health Administration charges and complaints.

(b) There are no (i) Actions relating to the labor and employment practices of the Company or any of its Subsidiaries pending, scheduled, or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the U.S. National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any Company Employee, and (ii) complaints or charges relating to labor or employment practices of the Company or any of its Subsidiaries have been made or are reasonably expected to be made to the U.S. National Labor Relations Board or any other Governmental Authority. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are and have been since January 2, 2010, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, practices, wages, hours, overtime, worker classification, terms and conditions of employment, discrimination, sexual harassment, work authorization, immigration, safety and health, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes. Other than normal accruals of wages during regular payroll cycles, there are no material arrearages in the payment of wages.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) is subject to any charge, demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any labor union or labor organization or (ii) has engaged in any unfair labor practice with respect to any Persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries

(e) Since January 2, 2010, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act, as amended (the “WARN Act”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state, or local Law or regulation similar to the WARN Act.

Section 4.19. Environmental Matters.

(a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) no written notice, report from a Governmental Authority, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and (B) there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened, in the case of each (A) and (B), relating to any violation, or alleged violation, by the Company or any of its Subsidiaries of any Environmental Laws;

(ii) the Company and each of its Subsidiaries have all environmental permits necessary for their operations, as presently conducted, to comply with all applicable Environmental Laws and are in compliance with the terms of such permits;

(iii) neither the Company nor any of its Subsidiaries nor any of their respective predecessor entities has (A) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any person to, or released, any substance regulated by Environmental Law, or (B) owned or operated its business or any facility or property which is or has been contaminated by any substance, in the case of each (A) and (B), so as to give rise to any liabilities of the Company or any of its Subsidiaries, including any investigative, corrective or remedial obligations, pursuant to any Environmental Laws; and

(iv) the operations of the Company and each of its Subsidiaries are, and since January 2, 2010 have been, in compliance with the terms of all applicable Environmental Laws.

(b) Except as set forth in this Section 4.19, no representations or warranties are being made with respect to matters arising under or relating to environmental matters, including any matters arising under Environmental Law.

Section 4.20. Material Contracts.

(a) Except as set forth in Section 4.20 of the Company Disclosure Schedule or as filed as an exhibit with any Company SEC Document, and other than any Company Benefit Plan set forth on Section 4.17 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is, as of the date hereof, a party to or bound by any loan or credit agreement, note, bond, mortgage, indenture, lease or other binding contract, agreement or commitment (each a “Contract”):

(i) that has been or would be required to be filed as a “material contract” by the Company pursuant to Item 601(b)(10) of Regulation S-K of the SEC;

(ii) that establishes or governs a partnership or joint venture or similar arrangement;

(iii) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for indebtedness of the Company or any of its Subsidiaries in an amount in excess of $1,000,000;

(iv) with a Top Customer or Top Supplier and under which the Company or any of its Subsidiaries has made or received payments in excess of $2,000,000 in the twelve months prior to the date hereof or which is otherwise material to the Company and its Subsidiaries, taken as a whole (other than purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(v) for the purchase or sale of any entity or assets after the date hereof in excess of $1,000,000 (other than customer or supplier Contracts, including contracts that relate to inventory);

(vi) that is a collective bargaining agreement;

(vii) under which the Company or any of its Subsidiaries has made or received payments in excess of $1,000,000 since July 1, 2012 (other than purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(viii) that provides for any obligation of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company of an amount in excess of $2,000,000 or any other Person of an amount in excess of $1,000,000;

(ix) that is an outstanding power of attorney (other than powers of attorney granted with respect to foreign legal and tax matters or Intellectual Property related filings or which otherwise are not material to the Company and its Subsidiaries, taken as a whole);

(x) that provides for an obligation or liability of the Company or any of its Subsidiaries (whether absolute, accrued, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any third party that could result in payments in excess of $1,000,000, other than obligations between the Company and any of its Subsidiaries (and between Company Subsidiaries);

(xi) that restricts or prohibits in any material respect the ability of the Company or any Subsidiary of the Company to compete in any material line of business or in any geographic area, or that limits in any material respect the Persons to whom the Company can sell products or services;

(xii) that requires the Company or any of its Subsidiaries to provide business, distribution or investment opportunities or pricing to any Person on an exclusive or most favored nation basis;

(xiii) that is a hedge, collar, option, forward purchasing, option, swap, derivative or similar Contract; or

(xiv) that is a Contract between the Company or any of its Subsidiaries on the one hand, and any of the Company’s stockholders (in their capacity as such) on the other hand.

Each such Contract described in clauses (i)-(xiv) is referred to herein as a “Material Contract”. The Company has made available to Parent correct and complete copies of all Material Contracts.

(b) Except for breaches, violations or defaults which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Company’s knowledge as of the date hereof, each other party thereto, enforceable, subject to the Enforceability Exceptions, against the Company and each of its Subsidiaries party thereto in accordance with its terms, and to the Company’s knowledge as of the date hereof each other party thereto, and is in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge as of the date hereof any other party to a Material Contract, is in violation of or default under any provision of any Material Contract and no event has occurred that with the lapse of time or the giving of notice or both would constitute a violation of or default thereunder by the Company or any of its Subsidiaries. The Company or such Subsidiary has performed all obligations required to be performed by it under each Material Contract and, to the knowledge of the Company as of the date hereof, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract, except in each case as, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.21. Insurance. The Company has previously made available to Parent all material policies of insurance maintained by the Company or any of its Subsidiaries as of the date hereof. Such policies are in full force and effect and all premiums due with respect to such policies have either been paid or adequate provisions for the payment by the Company or one of its Subsidiaries thereof has been made, except for such failures to be in full force and effect or to pay such premiums as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 4.22. Foreign Corrupt Practices Act and Related Matters. Since January 2, 2010, to the Company’s knowledge, none of the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents acting on behalf of the Company or any of its Subsidiaries has done any act or authorized, directed or participated in any act in violation of any provision of: (a) the United States Foreign Corrupt Practices Act of 1977, as amended; (b) the PATRIOT Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and Laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (c) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9; (d) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V; or (e) any other civil or criminal federal or state laws of similar import.

Section 4.23. Affiliate Transactions. Except for the contractual relationships described in the Company’s proxy statement for the May 16, 2013 Annual Meeting of Stockholders of the Company (the “2013 Proxy Statement”), there are no transactions, agreements, arrangements or understandings between the Company or its Subsidiaries, on the one hand, and the Company’s Affiliates (other than wholly-owned Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404(a) of Regulation S-K under the 1933 Act. Except as set forth in the 2013 Proxy Statement, neither the Company nor any Affiliate of the Company has any agreement, arrangement or other understanding with any officer, director or employee of the Company or any of its Subsidiaries with respect to any matter relating to the transactions contemplated by this Agreement other than the Company Employee Plans disclosed on Section 4.17 of the Company Disclosure Schedule, the terms of Company Stock Options, Company Restricted Shares, Company RSUs and Company SARs, and

director compensation for service on the board of directors or any committee. Since January 2, 2010, no current or former executive officer or director of the Company has asserted any charge, action, cause of action or material claim against the Company or any of its Subsidiaries and no such item previously asserted, if any, remains pending, except for immaterial claims for accrued vacation pay, accrued benefits under any Company Employee Plans and similar matters.

Section 4.24. Inventory. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, the Company’s and its Subsidiaries’ inventory (i) is sufficient for the operation of the Company’s and its Subsidiaries’ business in the ordinary course of business consistent with past practice, (ii) consists of items that are good and merchantable within normal trade tolerances (subject to applicable reserves), (iii) is of a quality and quantity presently usable or saleable in the ordinary course of business consistent with past practices (subject to applicable reserves), (iv) is not held by any Person (including any Affiliate of the Company) on consignment, (v) is valued on the books and records of the Company or its Subsidiaries, as applicable, at the lower of cost or market with the cost determined under the standard cost accounting inventory valuation method consistent with past practice and (vi) is subject to reserves determined in accordance with GAAP.

Section 4.25. Customers and Suppliers. Section 4.25 of the Company Disclosure Schedule contains a correct and complete list of the names of the Top Customers and Top Suppliers. To the Company’s knowledge as of the date hereof, the Company has not received written notice that any Top Customer or Top Supplier plans to terminate or materially alter its business relations with the Company and its Subsidiaries in a manner materially adverse to the Company nor, to the Company’s knowledge as of the date hereof, has any Top Customer or Top Supplier threatened in writing to the Company or its Subsidiaries to cancel or materially decrease its usage or supply of the Company’s or its Subsidiaries’ services or products.

“Top Customer” means the ten largest customers of the Company and its Subsidiaries, taken as a whole, measured by total revenue during the 12-month period ended March 31, 2013.

“Top Supplier” means the ten largest suppliers (other than licensors of Intellectual Property to the Company or any of its Subsidiaries) of the Company and its Subsidiaries, taken as a whole, measured by consolidated net purchases during the 12-month period ended on March 31, 2013.

Section 4.26. Finders’ Fees. Except for Guggenheim Securities, LLC, there is no investment banker, broker, finder or other intermediary or Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission or other like payments from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. The Company has furnished to Parent correct and complete copies of all agreements under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees are payable.

Section 4.27. Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Guggenheim Securities, LLC, financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters referred to in such opinion, the Merger Consideration to be received by the holders of shares of Company Stock is fair, from a financial point of view, to such holders. A correct and complete signed copy of such opinion will be delivered to Parent solely for informational purposes promptly after the date hereof.

Section 4.28. Antitakeover Statutes and Related Matters. No federal or state takeover statute or similar statute (including Section 203 of Delaware Law) or regulation applies to or purports to apply to this Agreement, the Merger or any of the other transactions contemplated hereby or thereby. There is no stockholder rights plan, “poison pill” plan, anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as and those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement and the transactions contemplated hereby. Merger Subsidiary was incorporated solely for the purpose of consummating the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens (except for pledges that may be required in connection with Parent’s current or future debt).

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Merger and the other transactions contemplated hereby are within the corporate powers and authority of Parent and Merger Subsidiary and, except for the approval of Parent as the sole stockholder of Merger Subsidiary (which approval Parent shall effect on the date hereof immediately following execution of this Agreement), have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary. This Agreement has been duly and validly executed and delivered by each of the Parent and Merger Subsidiary and (assuming the valid authorization, execution and delivery of this Agreement by the Company) constitutes a valid and binding obligation of each of Parent and Merger Subsidiary enforceable against Parent and Merger Subsidiary in accordance with its terms, subject to the Enforceability Exceptions. No vote of the holders of any of Parent’s capital stock is necessary in connection with the consummation of the Merger.

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Merger and the other transactions contemplated hereby require no action by or in respect of, or registration, declaration or filing by Parent or Merger Subsidiary with or authorization, permit, notification to, consent or approval of, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and regulations of the NYSE and (d) any such action, registration, declaration, filing, authorization, permit, notification, consent or approval the failure of which to make or obtain would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Merger and the other transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the articles or certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, conflict with, or result in a violation of, or constitute a default (with or without notice or lapse of time, or both) under, or cause, permit or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any Contract binding upon Parent or any of its Subsidiaries, or result in triggering any payment or other rights or obligations under any Contract to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound or affected or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06. Finders’ Fees. Except for Goldman, Sachs & Co., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary or Person that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission or other like payments from Parent upon consummation of the transactions contemplated by this Agreement.

Section 5.07. Financing. (a) Parent has available to it as of the date hereof, and will have available to it as of the date the Closing is required to occur pursuant to Section 2.01, immediately available funds (taking into account funds available to Parent under the Amended Credit Agreement (as defined below)) to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the aggregate Merger Consideration and all other amounts required to be paid in connection with the Closing pursuant to Article 2 and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives required to be paid in connection with the Closing pursuant to this Agreement.

(b) Parent has delivered to the Company true and complete copies of its Amended and Restated Credit Agreement dated as of December 10, 2009 (as amended by the First Amendment dated as of February 17, 2011, by the Second Amendment dated as of July 13, 2012, by the Third Amendment dated as of July 23, 2013 and as otherwise amended and in effect on the date hereof (the “Amended Credit Agreement”)).

(c) There are no side letters (other than customary fee letters, engagement or related letters (none of which contain terms that would reasonably be expected to adversely affect the amount or availability of the Financing)) or other material agreements or Contracts related to the credit facility governed by the Amended Credit Agreement (the “Amended Credit Facility”), other than as disclosed in any Company SEC Document filed by the Company with the SEC prior to the date of this Agreement.

(d) The Amended Credit Agreement is in full force and effect and is a valid and binding obligation (subject to the Enforceability Exceptions) of Parent and, to the knowledge of Parent, the Financing Sources. As of the date hereof, the Amended Credit Agreement has not been amended or modified in any material respect, except for such amendments or modifications that have been disclosed in any Form 10-K or 10-Q or 8-K, as applicable, filed by Parent with the SEC prior to the date hereof, and the respective commitments contained therein have not been withdrawn in writing, rescinded in writing or otherwise modified in any material respect (other than customary assignments and participations of commitments). As of the date hereof, no event has occurred which would constitute a default (or an event which with notice or lapse of time or both would constitute a default), or the failure of any condition, on the part of Parent or its

Subsidiaries under the Amended Credit Agreement or, to the knowledge of Parent, on the part of any Financing Source. There are no conditions precedent to the drawdown by Parent of the amount (together with cash on hand) required to pay the aggregate Merger Consideration, all other amounts required to be paid pursuant to Article 2 and all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement, in each case, that are required to be paid in connection with the Closing (the “Financing”) other than the conditions precedent set forth in Section 5.2 of the Amended Credit Agreement, and Parent has no reason to believe that it will not be able to satisfy any such condition of the Financing, or that any representation or warranty required to be true and correct at the applicable standard set forth in the Amended Credit Agreement for the Financing to be available to the Parent on the Closing Date will not be so true and correct on the Closing Date, or that the proceeds of the Financing will not be made available to Parent on the Closing Date.

(e) Parent acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of Parent and Merger Subsidiary to consummate the Merger and the other transactions contemplated hereby.

Section 5.08. Solvency. Assuming (a) the satisfaction of the conditions to Parent’s obligations to consummate the Merger and (b) the accuracy in all material respects of the representations and warranties set forth in Article 4 of this Agreement and, after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement and the payment of all related fees and expenses, the Surviving Corporation on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby (assuming, in each case, the Surviving Corporation is Solvent immediately prior to the Effective Time (without giving effect to any obligations to third parties which may be accelerated as a result of the consummation of the Merger and the other transactions contemplated hereby)). For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 5.09. Litigation. There is no action, arbitration, suit or proceeding pending against, or, to the knowledge of the Parent, threatened in writing against, Parent or any of its Subsidiaries before (or, in the case of threatened actions, arbitrations, suits or proceedings, would be before) or by any Governmental Authority or any arbitrator or arbitration tribunal, except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10. Ownership of Shares. Except as previously disclosed to the Company or other than pursuant to this Agreement, neither Parent nor Merger Subsidiary or any of their Subsidiaries beneficially owns any Shares as of the date hereof.

Section 5.11. Absence of Certain Agreements. To Parent’s knowledge, as of the date hereof, neither Parent nor any of its Subsidiaries has entered into any Contract, arrangement or understanding, or authorized, committed or agreed to enter into any Contract, arrangement or understanding, pursuant to which: (a) any stockholder of the Company in its capacity as such would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

Section 5.12. Management Agreements. Other than this Agreement, as of the date hereof, there are no Contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Subsidiary or any of their Affiliates, on the one hand, and any member of the Company’s management or the board of directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Schedule or as required by Applicable Law, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practices and use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement (including Section 8.01) or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly:

(a) amend its articles of incorporation, bylaws or other similar organizational documents, except as may be required by the rules and regulations of the SEC or NYSE;

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, property or other securities or any combination thereof), or otherwise make any payments to its stockholders in their capacity as such, except for dividends or distributions by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or retire or offer to redeem, repurchase, or otherwise acquire or retire, directly or indirectly, any Company Securities or any Company Subsidiary Securities except pursuant to any Company Stock Plan;

(c) (i) issue, deliver, pledge or sell, or authorize the issuance, delivery, pledging (other than pledges under the Company Credit Agreement in the ordinary course of business consistent with past practice) or sale of, any shares of any Company Securities or Company Subsidiary Securities or any rights (either preemptive or other and including restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights) that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or equity or voting securities of the Company, other than (A) the issuance of any shares of the Company Stock upon the exercise or settlement of Company Option Awards or Company RSUs that are outstanding on the date of this Agreement in accordance with the terms of such Company Option Awards and Company RSUs or (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company; or (ii) amend, waive or otherwise modify any term of any Company Security or any Company Subsidiary Security;

(d) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to Material Contracts, (ii) involving consideration or value not in excess of $1,000,000 individually or $2,000,000 in the aggregate or (iii) supplies or inventory in the ordinary course of business consistent with past practice;

(e) sell, lease or otherwise transfer any assets, securities, properties, interests or businesses, other than (i) pursuant to Material Contracts, (ii) involving consideration or value not in excess of $1,000,000 individually or $2,000,000 in the aggregate or (iii) sales of obsolete or excess assets, finished goods or inventory in the ordinary course of business consistent with past practice, or create any Lien (other than Permitted Liens or by operation of Applicable Law in the ordinary course of business consistent with past practice or which is required under the Company Credit Agreement);

(f) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) in connection with actions permitted by Section 6.01(d) or Section 6.01(n), (ii) loans or advances between and among the Company and/or any of its wholly-owned Subsidiaries, (iii) capital contributions to or investments in its wholly-owned Subsidiaries or (iv) loans or advances to employees, customers or suppliers in the ordinary course of business consistent with past practice;

(g) (i) incur any indebtedness (including for this purpose any indebtedness evidenced by notes, debentures, bonds, capitalized leases or other similar instruments, or secured by any Lien on any property, obligations under any title retention agreement and obligations under letters of credit or similar credit transaction), (ii) receive any capital contributions from any Person (other than capital contributions from the Company or any of its wholly-owned Subsidiaries) or (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any obligations of another Person, enter into any “keep well” or other agreement to maintain the financial condition of another Person (other than the Company or any of its wholly-owned Subsidiaries) or cancel or forgive any debts owed to it (except if determined in good faith not to be collectible or in the ordinary course of business consistent with past practice) or waive any rights or claims of material value, other than (A) up to $1,000,000 of indebtedness under lines of credit existing on the date of this Agreement or (B) indebtedness incurred between or among the Company and/or any of its Subsidiaries or between any of such Subsidiaries or guarantees by the Company of indebtedness of any of its Subsidiaries;

(h) (i) except as required under any Company Employee Plan or Applicable Law, grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any Company Employee, (ii) establish, adopt or amend in any material respect (except as required by Applicable Law) any collective bargaining agreement, Company Employee Plan or employment agreement, (iii) except as required under any Company Employee Plan or Applicable Law, increase in any manner the compensation, bonus or other benefits payable to any current or former Company Employee, director, consultant or agent, or enter into any new bonus or incentive agreement or arrangement or transaction bonus agreement or arrangement with any Company Employee, director, consultant or agent, other than in connection with promotions of Company Employees in the ordinary course of business with respect to any Company Employee whose annual base salary does not exceed $100,000, or pay any pension, retirement allowance, transaction bonus or other transaction benefits not required by any existing plan or agreement to any such Person or voluntarily accelerate the vesting of any compensation or benefits, or (iv) hire or promote any executive officer of the Company or any of its Subsidiaries;

(i) change the Company’s practices or methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(j) make or change any material Tax election, change any annual Tax accounting period (except as would not be material), adopt or change any method of Tax accounting (except as would not be material), materially amend any Tax Returns or file claims for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(k) (i) except in the ordinary course of business consistent with past practice, enter into, renew, extend, amend or otherwise modify, or unilaterally terminate other than in accordance with its terms, any Material Contract or Contract which would be a Material Contract if entered into as of the date hereof or (ii) waive, release or assign, in a manner which is materially adverse to the Company, any rights under any Material Contract;

(l) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of the Company or any Subsidiary of the Company or complete any of the actions that would be contemplated by any such plan, or organize any new Subsidiary;

(m) enter into any transactions with (i) any of its Affiliates (other than any transactions solely between or among the Company and one or more of its wholly owned Subsidiaries), officers or directors, or (ii) except in the ordinary course of business consistent with past practices, any of its employees, consultants or agents;

(n) make or agree to make any new capital expenditures in excess of the amounts of such expenditures reflected in the capital expenditures budget set forth on Section 6.01(n) of the Company Disclosure Schedule by $1,000,000 individually or $2,000,000 in the aggregate;

(o) except in the ordinary course of business consistent with past practice, enter into any lease with respect to any real property;

(p) enter into any Contract that by its terms purports to limit, curtail or restrict in any material respect the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or material line of business or limit in any material respect the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or services;

(q) (i) write up, write down or write off the book value of any of its assets, other than in the ordinary course of business and consistent with past practice as may be required by GAAP, or (ii) increase any reserves for contingent liabilities other than in the ordinary course of business consistent with past practices as may be required by GAAP;

(r) commence, waive, release, settle or compromise any pending or threatened suit, action or claim, other than suits, actions or claims requiring payments by the Company or any of its Subsidiaries of no more than $1,000,000 individually and $2,000,000 in the aggregate (excluding any amounts that may be paid under existing insurance policies); provided, however, that in no event shall the Company or any of its Subsidiaries waive, release, settle or compromise any pending or threatened suit, action or claim (regardless of the dollar amount involved) if such waiver, release, settlement or compromise imposes any material restriction on the business or operations of the Company, its Subsidiaries or the Surviving Corporation; provided, further, that nothing in this Section 6.01(r) shall affect the covenants in Section 8.09;

(s) dispose of or permit to lapse any right to the use of any patent, trademark, trade name, service mark, mask work, license or copyright of the Company or any of its Subsidiaries which is material to the business of the Company and its Subsidiaries taken as a whole, or dispose of or disclose to any Person (other than an employee of the Company or any of its Subsidiaries, or to any other Person bound by confidentiality obligations, in each case, in the ordinary course of business consistent with past practices), any material trade secret, formula, process, design, technology or know-how of the Company or any of its Subsidiaries not heretofore a matter of public knowledge;

(t) with respect to any License Agreement, take any affirmative action to amend, supplement or modify, or consent to any amendment, supplement or modification of, such License Agreement to (i) increase the royalty percentage payable to the applicable licensor by more than 10% or (ii) exclude any product categories covered by such License Agreement if the difference between (A) the total annual revenue generated under such License Agreement by the Company and its Subsidiaries during fiscal 2013 and (B) the revenue generated by the Company and its Subsidiaries under such excluded product categories during fiscal 2013 would equal less than 90% of the total annual revenue generated under such License Agreement by the Company and its Subsidiaries during fiscal 2013;

(u) other than in the ordinary course of business consistent with past practice, enter into any hedging, collar, option, forward purchasing, option, swap, derivative or similar Contract;

(v) knowingly take or fail to take any action in breach of this Agreement for the purpose of (or which would be reasonably expected to have the effect of) materially delaying or preventing the consummation of the transactions contemplated hereby; or

(w) agree, authorize, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting; Proxy Statement. (a) The Company shall take all action necessary in accordance with Delaware Law, as promptly as reasonably practicable after the date hereof, to establish a record date for, duly call, give notice of, and convene a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval. The Company shall cause the Company Stockholder Meeting to be held (on a date selected by the Company in consultation with Parent) as promptly as reasonably practicable after the mailing of the Proxy Statement; provided, however, that such date is in accordance with all Applicable Laws with respect to the Company Stockholder Meeting; provided, further, that (i) the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting (A) with the written consent of Parent, or (B) to allow reasonable additional time for such period of time as the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under Applicable Law or fiduciary duty for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under Applicable Law or fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, and (ii) if on a date for which the Company Stockholder Meeting is scheduled, (A) there is an absence of a quorum or (B) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company may make one or more successive postponements or adjournments (and the Company shall, at the request of Parent, make one such postponement or adjournment if the Company has not previously effected any such postponement or adjournment) of the Company Stockholder Meeting (provided that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 20 days after the date on which such postponement or adjournment is effected (excluding any adjournments or postponements required by Applicable Law)). The notice of such Company Stockholder Meeting shall include notice that a resolution to approve and adopt this Agreement, a resolution to adjourn the Company Stockholder Meeting to solicit additional proxies and a resolution to vote on a non-binding advisory proposal to approve change-in-control payments to executives of the Company will be considered at the Company Stockholder Meeting, and no other matters shall be considered or voted upon at the Company Stockholder Meeting without Parent’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned. The Company shall, as promptly as reasonably practicable after the date of this Agreement and in any event no later than fifteen (15) Business Days after the date hereof, prepare and file a preliminary Proxy Statement with the SEC and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be cleared by the SEC as promptly as reasonably practicable. Subject to Section 6.04, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement by the Company’s stockholders and shall include the Company Board Recommendation in the Proxy Statement, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval and (iii) otherwise comply in all material respects with all legal requirements applicable to such meeting. The Company’s obligations pursuant to this Section 6.02 (other than the obligations set forth in the preceding sentence) shall not be affected by an Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company of an Acquisition Proposal, and the Company agrees that it shall not submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the termination of this Agreement.

(b) Parent and its counsel shall be given a reasonable opportunity to review and comment on the preliminary Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. Except in connection with actions taken pursuant to Section 6.04, the Company shall (i) promptly provide Parent and its counsel with any written comments or other communications, and promptly notify Parent and its counsel of any oral comments or other communications, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) provide Parent and its counsel a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC to the extent permitted by the SEC. Except in connection with actions taken pursuant to Section 6.04, no filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Proxy Statement will be made by the Company without providing Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed, and the Company shall discuss with Parent, and give reasonable and good faith consideration for inclusion in such document or response, comments proposed by Parent. As promptly as practicable after the Proxy Statement has been cleared by the SEC (or after the expiration of the applicable period for comments from the SEC without notice from the SEC of its intent to review the Proxy Statement), the Company shall mail the Proxy Statement to the holders of shares of Common Stock of the Company.

(c) Parent shall furnish all information concerning Parent and its Affiliates to the Company as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement. Each of Parent and Merger Subsidiary agrees to advise the Company as promptly as practicable if at any time prior to the Company Stockholder Meeting any information provided by it in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide the Company with the information needed to correct such inaccuracy or omission. Parent and Merger Subsidiary will furnish the Company with such supplemental information as may be necessary in order to cause the Company Proxy Statement, insofar as it relates to Parent and its Affiliates, to comply with Applicable Law after the mailing thereof to the stockholders of the Company.

(d) The Company agrees to advise Parent as promptly as practicable if at any time prior to the Company Stockholder Meeting any information provided by it in the Proxy Statement is or becomes incorrect or incomplete in any material respect and to supplement the Proxy Statement with the information needed to correct such inaccuracy or omission. The Company will furnish such supplemental information as may be necessary in order to cause the Proxy Statement to comply with Applicable Law after the mailing thereof to stockholders of the Company.

Section 6.03. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the confidentiality agreement dated May 13, 2013, between the Company and Parent (the “Confidentiality Agreement”), the Company shall (a) give Parent, its counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, books, contracts and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any information (i) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws) or any binding agreement entered into prior to the date of this Agreement or (ii) protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts; provided, however, that the Company will use its reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which any of the preceding restrictions apply. No investigation made pursuant to this Section shall affect any representation or warranty in this Agreement or any condition to the obligations of the parties hereto to consummate the Merger.

Section 6.04. No Solicitation; Other Offers. (a) Subject to the remainder of this Section 6.04, upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, immediately cease or cause to be terminated any and all activities, discussions or negotiations with any Person with respect to any Acquisition Proposal. The Company shall promptly after the date of this Agreement instruct each Third Party which has heretofore executed a confidentiality agreement relating to an Acquisition Proposal with or for the benefit of the Company to promptly return or destroy all information, documents, and materials relating to the Acquisition Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of any confidentiality agreement with such Person. Subject to Section 6.04(b) and Section 6.04(c), from the execution of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 10, neither the Company nor any of its Subsidiaries shall, and the Company and its Subsidiaries shall not authorize any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate, encourage or assist, or knowingly induce the making, submission or announcement of, an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records or other information of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with any Third Party that is seeking to make, or has made, or could reasonably be expected to make, an Acquisition Proposal, (iii) approve, adopt, endorse, or recommend an Acquisition Proposal, (iv) fail to make, withhold, withdraw or amend, qualify or modify, in each case in a manner adverse to Parent, or publicly propose to withhold, withdraw or amend, modify or qualify, in each case in a manner adverse to Parent, the Company Board Recommendation, (v) propose publicly to approve, adopt, endorse or recommend any Acquisition Proposal (any of the foregoing in clause (iii), (iv) or (v), whether taken by the Board of Directors of the Company or any committee thereof being referred to as an “Adverse Recommendation Change”), (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating or otherwise relating to an Acquisition Proposal, or (vii) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transactions contemplated by an Acquisition Proposal; provided that no action expressly permitted by Section 8.08 with respect to any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party shall constitute a breach of this Section 6.04.

(b) Notwithstanding anything contained in Section 6.04(a) to the contrary, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company or any of its Representatives has received a bona fide written Acquisition Proposal that the Board of Directors of the Company reasonably believes, after consultation with its outside legal counsel and financial advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal, (ii) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take action with respect to such Acquisition Proposal would likely be inconsistent with its fiduciary duties under Applicable Law, (iii) such Acquisition Proposal was not the result of a breach of Section 6.04(a) and (iv) the Company provides to Parent in accordance with Section 6.04(d) the information required under Section 6.04(d) to be delivered by the Company to Parent, then, so long as the foregoing conditions in the immediately preceding clauses (i)-(iv) remain satisfied, the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives with respect to the Acquisition Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall concurrently provide to Parent any such information that is provided to any such Person which was not previously provided to or made available to Parent.

(c) In addition, nothing contained herein shall prevent the Company or the Board of Directors of the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act, (ii) making any legally required disclosure to the Company’s stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless expressly permitted by Section 6.04(e)), (iii) contacting and engaging in discussions with any person or group and their respective Representatives who has made an Acquisition Proposal that was not the result of a breach of this Section 6.04 solely for the purpose of clarifying such Acquisition Proposal and the terms thereof or (iv) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) under the 1934 Act other than (A) a “stop, look and listen” communication limited solely to the type contemplated by Rule 14d-9(f) under the 1934 Act, (B) any express rejection of any applicable Acquisition Proposal or (C) any express reaffirmation of the Company Board Recommendation, shall be deemed to be an Adverse Recommendation Change. No change, withdrawal or modification of the Company Board Recommendation shall change the approval of the Board of Directors of the Company for purposes of causing any law (including Section 203 of Delaware Law) to be inapplicable to the Merger and the other transactions contemplated by this Agreement.

(d) The Board of Directors of the Company shall not take any of the actions referred to in Section 6.04(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, prior to obtaining the Company Stockholder Approval, the Company shall notify Parent promptly (but in any event within twenty-four (24) hours) orally and in writing after the receipt by the Company (or any of its Representatives) of (i) any Acquisition Proposal, or (ii) any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party with respect to an actual or potential Acquisition Proposal. The Company shall also provide the identity of the Third Party making, submitting, inquiring about or expressing interest with respect to such Acquisition Proposal (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement) and (A) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and other written material from such Third Party (which, in each case, may be redacted, if necessary, solely to remove the identity of such Third Party in order to comply with a confidentiality obligation in effect prior to the execution of this Agreement) setting forth the terms and conditions of such Acquisition Proposal and (B) if oral, a summary thereof (including the material terms and conditions of the Acquisition Proposal). The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and details of any such Acquisition Proposal and with respect to any change to the material terms of any such Acquisition Proposal within twenty-four (24) hours of any such change. The Company shall not, and shall cause its Subsidiaries not to, enter into any contract, arrangement, or commitment with any Third Party subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is or shall become party to any contract, arrangement, or commitment, in each case, that prohibits the Company from providing such information to Parent.

(e) Notwithstanding anything contained in this Agreement to the contrary, prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company may (i) (x) effect an Adverse Recommendation Change in respect of an Acquisition Proposal, or (y) enter into an agreement providing for a transaction that constitutes a Superior Proposal, if (A) the Company shall have received an Acquisition Proposal that was not the result of a breach of Section 6.04(a) that the Board of Directors of the Company determines, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal and the Company shall have otherwise complied in all material respects with the provisions of Section 6.04, (B) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take action with respect to such Superior Proposal would likely be inconsistent with its fiduciary duties under Applicable Law, (C) the Company has previously notified Parent in writing that it intends to take such action (a “Section 6.04 Notice”), (D) the Company shall have made its Representatives available to discuss in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day period following delivery by the Company to Parent of the Section 6.04 Notice delivered to Parent, (E) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day period, the Board of Directors of the Company shall have determined in good faith (after consultation with its outside legal counsel and financial advisors), after considering the terms of such offer by Parent, that the Superior Proposal giving rise to such Section 6.04 Notice continues to be a Superior Proposal, and (F) in the case of clause (y) above, the Company terminates this Agreement in accordance with

Section 10.01(d)(i), or (ii) effect an Adverse Recommendation Change other than in respect of an Acquisition Proposal if (A) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to effect such Adverse Recommendation Change would likely be inconsistent with its fiduciary duties under Applicable Law, (B) the Company has previously delivered to Parent a Section 6.04 Notice that it intends to take such action, (C) the Company shall have made its Representatives available to discuss in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day period following delivery by the Company to Parent of the Section 6.04 Notice delivered to Parent, and (D) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day period, the Board of Directors of the Company shall have determined in good faith, after consultation with outside legal counsel and after considering the terms of such offer by Parent, that the failure to effect such Adverse Recommendation Change would likely be inconsistent with its fiduciary duties under Applicable Law. If any Superior Proposal that is the subject of clause (i) of this Section 6.04(e) is revised, including any revision to price, then the Company shall deliver to Parent a new Section 6.04 Notice and again comply with the requirements of clause (i) of this Section 6.04(e) with respect to such revised Superior Proposal, on each occasion on which a revised Superior Proposal is submitted, provided that in connection with each new Section 6.04 Notice contemplated by this sentence, each reference to a three (3) Business Day period in the preceding sentence shall be deemed to be a reference to the longer of (x) a forty-eight (48) hour period or (y) a period ending on 11:59 p.m. (New York time) on the Business Day following delivery of the applicable Section 6.04 Notice. For the avoidance of doubt, all information provided to Parent pursuant to this Section 6.04 or Section 6.03 will be subject to the terms of the Confidentiality Agreement.

(f) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement (A) in effect on the date hereof or (B) that (x) contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement and (y) does not include a provision calling for an exclusive right to negotiate with the Company and does not restrict the Company in any way from complying with this Agreement, including prohibiting the Company from providing information or written materials to Parent; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction.

(ii) “Superior Proposal” means a bona fide, written Acquisition Proposal (with all references to 20% and 80% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) on terms that the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel and financial advisors) by a majority vote, taking into account (A) any proposal by Parent to amend or modify the terms of this Agreement and (B) all reasonably available legal, financial and regulatory aspects of such Acquisition Proposal and the timing and likelihood of consummation of such Acquisition Proposal, are more favorable to the Company’s stockholders (in their capacity as such) than the Merger.

Section 6.05. No Control of the Company’s Operations. Nothing contained in this Agreement shall give to Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control of its business and operations (it being understood that this provision shall not limit the rights of any party under Section 11.14 with respect to enforcement of the provisions of this Agreement).

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, knowingly take any action or fail to take any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement, including the financing thereof; provided, that this Section 7.01 shall not apply to any Specified Acquisitions (as defined in Section 8.01(b)), regardless of whether such Specified Acquisitions take place before or after the satisfaction of the condition set forth in Section 9.01(c).

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Approval by Sole Stockholder of Merger Subsidiary. Immediately following the execution of this Agreement by the parties, Parent, as sole stockholder of Merger Subsidiary, shall approve and adopt this Agreement, in accordance with Delaware Law, by written consent, and promptly deliver to the Company a correct and complete copy of such written consent, certified by the Secretary of Parent.

Section 7.04. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.05. Director and Officer Liability.

(a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a former or present officer or director of the Company or any of its Subsidiaries (each, an “Indemnified Person”) to the fullest extent (and solely to such extent) that the Company or the applicable Subsidiary (as applicable) would have been permitted by the Applicable Law of its jurisdiction of organization and under its certificate of incorporation and bylaws (or equivalent organizational documents) in effect on the date hereof to indemnify its own present and former officers and directors against all claims, losses, liabilities, damages, judgments, fines and reasonable costs and expenses incurred in connection with any threatened or pending claim, action, suit or proceeding to which the Indemnified Person is made a party, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of or pertaining to (i) the fact that the Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries or is or was serving at the request of the Company or the applicable Subsidiary as an officer, director, employee, fiduciary or agent of another enterprise, (ii) acts or omissions occurring at or prior to the Effective Time or (iii) this Agreement and the transactions contemplated hereby, in each case whether asserted or arising before or after the Effective Time. In the event of any such Proceeding, to the fullest extent (and solely to such extent) that the Company or the applicable Subsidiary (as applicable) would have been permitted under the Applicable Law of its jurisdiction of organization and under its certificate of incorporation and bylaws (or equivalent organizational documents) to advance such fees, costs and expenses to such Indemnified Person, in each case, as in effect on the date of this Agreement, each Indemnified Person will be entitled to advancement of reasonable expenses incurred in connection with any such Proceeding within twenty Business Days of receipt by the Surviving Corporation from the Indemnified Person of a request therefor, provided that, any person to whom expenses are advanced has provided an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification. In the event any Proceeding is brought against any Indemnified Person in which indemnification or advancement of expenses could be sought by such Indemnified Person under this Section 7.05(a), (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, provided that the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any such Proceeding, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding or such Indemnified Person otherwise consents, and (B) the Indemnified Persons as a group may retain only one law firm to represent them with respect to each such matter described in this Section 7.05(a) unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Persons. From and after the Effective Time, Parent hereby irrevocably and unconditionally guarantees the payment and performance obligations of the Surviving Corporation under this Section 7.05(a). For the avoidance of doubt, if an Indemnified Person initiates a Proceeding against the Surviving Corporation or any of its Affiliates to enforce the provisions of this Section 7.05(a) and a judgment or order is rendered in favor of such Indemnified Person in connection therewith, the Surviving Corporation shall indemnify such Indemnified Person for all claims, losses, liabilities, damages, judgments, fines and reasonable costs and expenses incurred in connection with such Proceeding to the fullest extent permitted herein, notwithstanding anything to the contrary in the certificate of incorporation and bylaws (or equivalent organizational documents) of the Company or the applicable Subsidiary of the Company (as applicable).

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall and shall cause the Surviving Corporation as of the Effective Time to, obtain a fully paid non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier(s) with respect to D&O Insurance and with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) (“Tail Insurance”), provided that in no event shall the cost of any such Tail Insurance in respect of any one policy year exceed the Maximum Amount; provided, further, that if the cost of any such Tail Insurance in respect of any one policy year exceeds the Maximum Amount, the Surviving Corporation shall be obligated to obtain policies of D&O Insurance with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Maximum Amount. The Company shall cooperate and consult with Parent reasonably and in good faith in seeking to obtain Tail Insurance hereunder, it being understood and agreed that nothing herein shall restrict the ability of the Company to obtain Tail Insurance prior to the Closing in the manner contemplated by the preceding sentence. If the Company or the Surviving Corporation for any reason fails to obtain such Tail Insurance as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O

Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such coverage pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (the “Maximum Amount”), which amount is set forth in Section 7.05(c) of the Company Disclosure Schedule; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies of D&O Insurance with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Maximum Amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The rights of each Indemnified Person under this Section 7.05 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws (or equivalent organizational documents) of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of such Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.06. Employee Matters.

(a) For a period starting at the Closing and ending on December 31, 2014, Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, provide to each Company Employee who is employed immediately prior to the Closing and who remains in the employ of Parent, the Company or any of its Subsidiaries after the Closing (each such individual, a “Continuing Employee”) (i) a level of base salary and hourly wages that is no less favorable than the level of base salary and hourly wages that such Continuing Employee received immediately prior to the Closing and (ii) commissions, bonus opportunities and employee benefits (other than equity-based plans) that are, in the aggregate, substantially comparable to the level of such commissions, bonus opportunities, and employee benefits provided to such Continuing Employee immediately prior to the Closing.

(b) For a period of 24 months following the Closing, Parent shall maintain the employee severance protections set forth in Section 7.06(b) of the Company Disclosure Schedule.

(c) Parent shall, and shall cause its Affiliates (including the Company and its Subsidiaries) to, cause any employee benefit plans established, maintained or contributed to by Parent or any of its Affiliates that cover any of the Continuing Employees following the Closing (collectively, the “Parent Plans”) to (i) recognize the pre-Closing service of participating Continuing Employees with the Company for all purposes of vesting, eligibility and benefit entitlement, provided that service with the Company shall not be counted for purposes of (x) benefit accrual under any defined benefit plan of Parent, (y) eligibility for any retiree welfare benefits of Parent, or (z) to the extent such service credit would result in a duplication of benefits for the same period, (ii) waive any pre-existing condition limitations for participating Continuing Employees and (iii) provide credit to each participating Continuing Employee under the applicable Parent Plan for amounts paid by the Continuing Employee prior to the Closing during the year in which the Closing occurs under any analogous Company Employee Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms of such Parent Plan.

(d) Parent shall cause the Company and its Subsidiaries to continue to credit under any applicable Parent Plans each Continuing Employee for all vacation and personal holiday pay that such Continuing Employee is entitled to use but has not used as of the Closing, subject to maximum carryover limitations, if any, under Parent’s vacation policy.

(e) Nothing in this Section 7.06, express or implied, is intended to or shall confer upon any other Person, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 7.06 shall constitute an amendment of, or an undertaking to amend, any Company Employee Plan or Parent Plan.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Regulatory Undertakings. (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Applicable Law to consummate, as soon as possible, the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all reasonably necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 6.04.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within 10 Business Days after the date hereof. Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Prior to the satisfaction of the condition set forth in Section 9.01(c), Parent shall not, and shall not permit its Affiliates to, effect or agree to effect any acquisition (by merger, stock purchase, asset purchase or any other similar transaction) of any assets of or interest in a Person, which assets or Person compete with the products, services or lines of business of the Company or any of its Subsidiaries (“Specified Acquisitions”), in each case, if such acquisition would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the ability of Parent or Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any order, judgment, decree or injunction of any Governmental Authority is sought, obtained or instituted by any Governmental Authority or any private party challenging any of the transactions contemplated hereby, each of the parties hereto shall use its reasonable best efforts to: (i) oppose or defend against any such objection, order, judgment, decree or injunction to prevent, delay or enjoin consummation of this Agreement (and the transactions contemplated herein); and (ii) take such action as reasonably necessary to overturn any action by any Governmental Authority or private party to block consummation of this Agreement (and the transactions contemplated herein) or otherwise as reasonably necessary to permit consummation of the Merger, including by defending any objection, order, judgment, decree or injunction sought or brought by any Governmental Authority or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing or the other transactions contemplated herein; provided, that Parent shall control the defense and negotiation of any proceeding related to the foregoing, and each of the parties hereto shall cooperate with one another in connection with any such proceeding. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to amend or waive the provisions of any contract, arrangement, commitment or understanding, or to pay any consent or similar fees or payments, or divest any assets or enter into commitments regarding the conduct of its business or licensing of technology or know-how, in each case unless such action is conditioned upon the consummation of the Merger.

(d) Subject to Section 8.01(e), nothing in this Agreement (including in Sections 8.01(a), 8.01(b) or 8.01(c)) shall require any party or its Subsidiaries to (i) propose, negotiate, or offer to commit or agree to or effect by consent decree, hold separate order, or otherwise, the sale, divestiture, license, disposition or hold separate of any asset, (ii) conduct or agree to conduct its business in any particular manner, or (iii) agree to any order, action or condition of any regulatory body, whether in an approval proceeding or another regulatory proceeding. Notwithstanding anything herein to the contrary, neither the Company nor its Subsidiaries shall propose, negotiate or offer to commit to any sale, divestiture, license, disposition or hold separate of any asset contemplated to be held by the Surviving Corporation following the consummation of the Merger, or any agreement to conduct its business in any particular manner, or any other order, action or condition of any regulatory body, in each case without the prior written consent of Parent.

(e) If Parent elects to propose, negotiate, or offer to commit to and effect by consent decree, hold separate order, or otherwise, any sale, divestiture, license, disposition, prohibition or limitation or other action of a type described in Section 8.01(c) or Section 8.01(d), with respect to any assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Company or its Subsidiaries or the Surviving Corporation or its Subsidiaries, the Company and its Subsidiaries shall, and shall cause their respective Representatives to, reasonably cooperate as requested by Parent in connection with any such sale, divestiture, license, disposition, prohibition or limitation or other action of a type described in Section 8.01(c) or Section 8.01(d), so long as such sale, divestiture, license, disposition, prohibition or limitation or other action is to be effective only as of the Effective Time.

(f) Each party shall (i) promptly notify the other party of any written communication to that party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority and, subject to Applicable Law, permit the other party to review in advance any proposed written communication to any of the foregoing; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate thereat; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement and the Merger.

Section 8.02. Other Filings with Governmental Authorities. The Company and Parent shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such reasonable actions, consents, approvals or waivers.

Section 8.03. Parent Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Financing, including using its reasonable best efforts to (i) maintain in effect the Amended Credit Agreement and the commitments provided for thereunder, (ii) satisfy on a timely basis all conditions precedent to drawing down funds set forth in the Amended Credit Agreement in connection with the Financing and (iii) in the event that all conditions in the Amended Credit Agreement have been satisfied, consummate the Financing at or prior to Closing. In addition, from and after the date hereof, Parent shall not, and shall not permit any of its Subsidiaries to, draw down proceeds under the Amended Credit Facility or reduce the commitments thereunder to the extent that, after giving effect to such draw down or reduction, the remaining amounts available to be drawn down by Parent under the Amended Credit Facility (together with any immediately available funds then available, and which will be available at the Closing, to Parent) would not be sufficient to fund the payment of the aggregate Merger Consideration and all other amounts required to be paid pursuant to Article 2 and all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement that are required to be paid in connection with the Closing. After the date hereof until the Closing, Parent shall not agree to any amendment or modification to be made to, or to any waiver of any provision or remedy under, the Amended Credit Agreement without the prior written consent of the Company if such amendments, modifications or waivers would reasonably be expected to (w) reduce the aggregate amount of funds or commitments available to Parent under the Amended Credit Facility below the amount required to consummate the Merger in accordance with this Agreement and pay all related fees and expenses required to be paid in connection with the Closing, (x) impose new or additional conditions precedent to the drawdown of funds pursuant to the Amended Credit Agreement or (y) prevent, impede or materially delay the availability of the Financing. Upon any amendment, supplement or modification of or waiver to the Amended Credit Agreement in accordance with this Section 8.03, Parent shall provide a copy thereof to the Company and the term “Amended Credit Agreement” shall mean the Amended Credit Agreement as so amended, supplemented, modified or waived (it being understood that delivery of any document (to the extent any such document is included in materials otherwise filed with the SEC) required to be delivered pursuant to this Section 8.03 may be satisfied with respect to such document by the filing of Parent’s Form 10-K or 10-Q or 8-K, as applicable, with the SEC, it being understood that any such documents shall be deemed to have been delivered to the Company on the later of the date (A) such documents are posted on the SEC’s website on the Internet at www.sec.gov and (B) on which Parent provides notice of such posting to the Company).

(b) Parent and Merger Subsidiary shall give the Company prompt notice if Parent gains knowledge: (i) of any “Event of Default” under the Amended Credit Agreement (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such Event of Default) that would reasonably be expected to adversely affect the amount or availability of the Financing; (ii) of the receipt of any written notice or other written communication from any lender party to the Amended Credit Agreement with respect to any actual or threatened breach, default, withdrawal, termination or repudiation by any lender party to the Amended Credit Agreement of any provisions of the Amended Credit Agreement; and (iii) of any material written dispute or disagreement between or among Parent and any of the other lender parties to the Amended Credit Agreement that would reasonably be expected to reduce the amount of the Financing or prevent, impede or materially delay the availability of the Financing.

(c) Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Financing, or any other financing, is not a condition to Closing and reaffirm their obligations to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any other financing, subject to fulfillment or waiver of the conditions set forth in Article 9.

Section 8.04. Public Announcements. Except in connection with actions taken pursuant to Section 6.04, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened in writing against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; and

(d) (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause ((A) any representation or warranty contained in this Agreement made by it (and in the case of Parent, made by Merger Subsidiary) to be untrue or inaccurate in a manner that would cause the conditions set forth in Section 9.02(a) or Section 9.03(a), as applicable, not to be satisfied or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied by it (and in the case of Parent, by Merger Subsidiary) in a manner that would cause the conditions set forth in Section 9.02(b) or Section 9.03(b), as applicable, not to be satisfied and (ii) in the case of the Company, any change or development that has, or would reasonably be expected to have, a Company Material Adverse Effect or, in the case of Parent and Merger Subsidiary, any change or development that has, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 8.07. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08. Standstill Agreements. During the period from the date of this Agreement through the earlier of the Effective Time or the termination of this Agreement pursuant to Article 10, the Company shall not terminate, amend, modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal, or any standstill agreement to which the Company or any of its Subsidiaries is a party (other than any between the Company and Parent), in each case unless the Board of Directors of the Company determines after consulting with its outside legal counsel that the failure to terminate, amend, modify or waive such provision would likely be inconsistent with its fiduciary duties under Applicable Law; provided that the Company shall not enforce and hereby waives any provision of any such agreement that would prohibit a third party from requesting such termination, amendment, modification or waiver or from communicating confidentially an Acquisition Proposal to the Company’s Board of Directors. Subject to the foregoing, during such period, the Company agrees to enforce the provisions of any such agreements, including, if applicable, seeking to obtain injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the U.S. or any state thereof having jurisdiction.

Section 8.09. Litigation and Proceedings. The Company shall give Parent the opportunity to participate, at Parent’s expense, in (but not control) the defense or settlement of any stockholder litigation against the Company or its directors and any other lawsuit or proceeding, whether judicial or administrative, relating to or challenging this Agreement or the transactions contemplated hereby. The Company agrees that it shall not settle or offer to settle any litigation or other legal proceeding against the Company or any of its directors, officers, employees, advisors or agents, by any stockholder of the Company or otherwise, relating to this Agreement or the Merger without the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned.

Section 8.10. State Takeover Statutes; Other Matters.

(a) The Company and the Board of Directors of the Company shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or the transactions provided for in this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to the Merger, this Agreement or the transactions contemplated by this Agreement, take all action necessary to ensure that the Merger, this Agreement and all of the transactions provided for in this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement, or the transactions provided for in this Agreement.

(b) The Company shall not implement, approve, agree or commit to enter into, or authorize any stockholder rights plan, “poison pill” plan, anti-takeover plan or other similar device in effect, to which the Company is a party or otherwise bound.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or waiver if permissible under Applicable Law) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition (any of the foregoing, a “Prohibition”) preventing the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c) any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligation of Parent and Merger Subsidiary to consummate the Merger is further subject to the satisfaction (or waiver if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) (i) the representations and warranties of the Company set forth in Section 4.05 (Capitalization) shall be true and correct in all respects at the Closing as if made at and as of such time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date, and except where the failure of such representations and warranties to be true and correct at the Closing, or such specific date, as applicable, does not result in additional aggregate consideration payable by Parent or the Surviving Corporation pursuant to Section 2.02 or Section 2.05 in excess of a de minimis amount in the aggregate), (ii) the representations and warranties of the Company contained in Section 4.01(a) (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.26 (Finders’ Fees), and Section 4.28 (Antitakeover Statutes and Related Matters) shall be true and correct in all material respects at the Closing as if made at and as of such time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date) and (iii) each of the representations and warranties of the Company set forth in this Agreement (other than those contained in the preceding clauses (i) and (ii)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at the Closing as if made at and as of such time (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (iii) to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

(b) the Company shall not have breached in any material respect, or failed to perform in all material respects, its obligations under this Agreement contemplated to be performed at or prior to the Effective Time;

(c) between the date of this Agreement and the Closing Date, there shall not have occurred any event, change, circumstance, effect, occurrence, condition, state of facts or development, which, either individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(d) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is further subject to the satisfaction (or waiver if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) (i) the representations and warranties of Parent contained in this Agreement that are qualified by “Parent Material Adverse Effect” shall be true and correct in all respects at the Closing as if made at and as of such time (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall be true and correct in all respects as of such date) and (ii) the other representations and warranties of Parent contained in this Agreement shall be true and correct at the Closing as if made at and as of such time (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (ii) to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect;

(b) Parent shall not have breached in any material respect, or failed to perform in all material respects, its obligations under this Agreement contemplated to be performed at or prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the Closing Date certifying that the conditions specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

Section 9.04. Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.01, Section 9.02 or Section 9.03, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required under this Agreement from such party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval (provided, that any termination pursuant to Section 10.01(c)(i) or Section 10.01(d)(i) may only occur prior to obtaining the Company Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before December 31, 2013 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party (including, in the case of Parent, Merger Subsidiary) whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; provided, further, that if, as of the End Date, (x) one or more of the conditions set forth in Section 9.01(b) (due solely to any Regulatory Law applicable to the

Merger or any Prohibition under or in respect of any Regulatory Law applicable to the Merger) or Section 9.01(c) are not then satisfied, and (y) all of the other conditions set forth in Section 9.01 and the condition set forth in Section 9.02(c) are satisfied, other than those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied (it being understood that in determining whether the condition set forth in Section 9.02(c) is satisfied solely for the purposes of this proviso, clause (ii) of the definition of “Company Material Adverse Effect” shall be interpreted without taking into account any effect resulting from any Regulatory Law applicable to the Merger or Prohibition under or in respect of any Regulatory Law applicable to the Merger), then, upon written notice given by either the Company or Parent to the other not later than 6:00 p.m., Eastern time, on the End Date, the End Date shall be extended until April 30, 2014, which date shall thereupon constitute the End Date for all purposes of this Agreement;

(ii) there shall be any permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger and such injunction or other order shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) (A) an Adverse Recommendation Change shall have occurred, (B) the Company fails to include the Company Board Recommendation in the Proxy Statement, or (C) the Company materially and intentionally breaches or fails to perform any of its obligations under Section 6.04;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied prior to or as of the End Date and, in any such case, such breach or failure to perform (if curable) has not been cured within 30 days after written notice of such breach to the Company by Parent; or

(d) by the Company:

(i) prior to obtaining the Company Stockholder Approval, in order to concurrently or immediately after enter into a written agreement for an Acquisition Proposal that is a Superior Proposal, if the Company, concurrently with, and as a condition to, any termination pursuant to this Section 10.01(d)(i), pays Parent the Termination Fee as set forth in Section 11.04(b)(i); provided, that the Company may not terminate this Agreement pursuant to this Section 10.01(d)(i) if such Superior Proposal resulted from a breach by the Company of Section 6.04; or

(ii) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied prior to or as of the End Date and, in any such case, such breach or failure to perform (if curable) has not been cured within 30 days after written notice of such breach to Parent by the Company.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, subject to Section 11.04(c) and Section 11.04(d), if such termination shall result from the willful breach by a party of any representation, warranty or covenant set forth in this Agreement, such party shall not be released or relieved from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure. The rights granted pursuant to this Section 10.02 to the Company shall be enforceable solely by the Company, in its sole and absolute discretion, on behalf of the stockholders of the Company and it is agreed that neither this provision nor any other provision of this Agreement is intended to provide the stockholders of the Company the ability to seek prior to the Effective Time the enforcement of, or directly seek any remedies pursuant to, this Agreement. For avoidance of doubt as to the parties’ intent with respect to control of determinations regarding the Company’s rights under this Agreement to terminate, amend, make any waiver or consent under, or enforce this Agreement, and whether and how (if applicable) to distribute any damages award to stockholders of the Company, such rights shall exclusively belong to the Company (acting through the Board of Directors of the Company) in its sole discretion. The provisions of this Section 10.02, 11.04, 11.08, 11.09 and 11.10 and the last sentence of Section 6.04(e) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Hanesbrands Inc.

1000 East Hanes Mill Road

Winston-Salem, North Carolina 27105

Attention:        Joia M. Johnson

Facsimile No.: (336) 519-0524

E-mail:            Joia.Johnson@hanesbrands.com

with a copy to:

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

Facsimile No.: (404) 572-5133

Attention:         C. William Baxley

                          John D. Capers, Jr.

E-mail :            bbaxley@kslaw.com

                          jcapers@kslaw.com

if to the Company, to:

Maidenform Brands, Inc.

200 Madison Avenue

25th Floor

New York, New York 10016

Attention:         Nanci Prado

                          Christopher W. Vieth

Facsimile No.: (732) 626-6014

E-mail:             nprado@maidenform.com

                          cvieth@Maidenform.com

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:         Michael Davis

                          William J. Chudd

Facsimile No.: (212) 701-3800

E-mail:             michael.davis@davispolk.com

                         william.chudd@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

(b) Termination Fee; Expense Reimbursement Amount; Reverse Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $16,600,000 (the “Termination Fee”). The Termination Fee shall be payable in the case of termination (1) by Parent, within two Business Days of such termination and (2) by the Company, concurrently with such termination.

(ii) If this Agreement is terminated pursuant to (x) Section 10.01(b)(i) and the Company Stockholder Meeting has not been held prior to the date of such termination, (y) Section 10.01(b)(iii) or (z) Section 10.01(c)(ii) as a result, in the case of this clause (z) only, of a material breach by the Company of Section 8.01 or of an intentional breach by the Company of any of its other obligations hereunder (including an intentional breach by the Company of its obligation to consummate the Closing pursuant to Section 2.01(b)), and, in the case of any of clauses (x), (y) or (z), (A) at any time prior to such termination (in the case of the foregoing clause (x) or (z)) or the Company Stockholder Meeting (in the case of the foregoing clause (y)) an Acquisition Proposal has been publicly announced and not publicly and unconditionally withdrawn at least five Business Days prior to the time of such termination (in the case of the foregoing clause (x) or (z)) or the Company Stockholder Meeting (in the case of the foregoing clause (y)) and (B) within twelve (12) months following the date of such termination, either the Company enters into a definitive agreement relating to an Acquisition Proposal (which need not be the same Acquisition Proposal referred to in clause (A) above) or any transaction contemplated by an Acquisition Proposal (which need not be the same Acquisition Proposal referred to in clause (A) above) is consummated (provided that for purposes of this clause (B), each reference to “20%” and “80%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent, concurrently with the occurrence of the applicable event described in clause (B), the Termination Fee; provided, however, that any payment received by Parent pursuant to Section 11.04(b)(iii) shall be credited against such payment.

(iii) If this Agreement is terminated pursuant to (x) Section 10.01(b)(i) and the Company Stockholder Meeting has not been held prior to the date of such termination or (y) Section 10.01(b)(iii), and, in any such case, at any time prior to such termination (in the case of the foregoing clause (x)) or the Company Stockholder Meeting (in the case of the foregoing clause (y)) an Acquisition Proposal has been publicly announced and not publicly and unconditionally withdrawn at least five Business Days prior to the time of such termination (in the case of the foregoing clause (x)) or the Company Stockholder Meeting (in the case of the foregoing clause (y)), then the Company shall pay to Parent, within two (2) Business Days of such termination, the Expense Reimbursement Amount. The term “Expense Reimbursement Amount” means all documented out-of-pocket expenses reasonably incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of accountants, attorneys, investment bankers and financial advisors (but excluding corporate overhead or salaries payable to employees of Parent or any of its Subsidiaries); provided, however, that in no event shall the Expense Reimbursement Amount exceed $6,000,000.

(iv) If this Agreement is terminated pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii) and, at the time of such termination, (x) one or more of the conditions set forth in Section 9.01(b) (due solely to any Regulatory Law applicable to the Merger or any Prohibition under or in respect of any Regulatory Law applicable to the Merger) or Section 9.01(c) are not then satisfied, and (y) all of the other conditions set forth in Section 9.01 and Section 9.02 have been satisfied (except those conditions that by their terms cannot be satisfied until the Closing, provided that such conditions are then capable of being satisfied), then Parent shall pay or cause to be paid $30,000,000 (the “Reverse Termination Fee”) to the Company. The Reverse Termination Fee shall be payable within two (2) Business Days following the termination described in the preceding sentence. In determining whether the conditions set forth in Section 9.02(a), Section 9.02(c) and Section 9.02(d) (as Section 9.02(d) relates to Sections 9.02(a) and 9.02(c)) shall have been satisfied or shall be capable of being satisfied, as applicable, solely for the purposes of this Section 11.04(b)(iv), clause (ii) of the definition of “Company Material Adverse Effect” shall be interpreted without taking into account any effect resulting from any Regulatory Law applicable to the Merger or Prohibition under or in respect of any Regulatory Law applicable to the Merger.

(c) Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to Section 11.04(b) and such Termination Fee is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby. In no event shall the Company be required to pay more than one Termination Fee pursuant to Section 11.04(b).

(d) The Company agrees that, upon any termination of this Agreement under circumstances where the Reverse Termination Fee is payable by Parent pursuant to Section 11.04(b) and such Reverse Termination Fee is paid in full, the Company, its Subsidiaries, Affiliates, stockholders and Representatives (the “Company Related Parties”) shall be precluded from any other remedy against Parent, Merger Subsidiary, and their respective Subsidiaries, Affiliates, stockholders and Representatives (including the Financing Sources) (the “Parent Related Parties”), at law or in equity or otherwise, and none of the Company Related Parties shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any of the Parent Related Parties or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby; provided that the foregoing shall not limit the Company’s ability to enforce its rights under the Confidentiality Agreement. In no event shall Parent be required to pay more than one Reverse Termination Fee pursuant to Section 11.04(b).

(e) The Termination Fee, the Expense Reimbursement Amount and the Reverse Termination Fee payable pursuant to Section 11.04(b) shall be made by wire transfer of same day funds. The parties acknowledge that the agreements contained in Section 11.04(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the Company, Parent or Merger Subsidiary would enter into this Agreement. Accordingly, if (i) the Company fails to promptly pay the amount due by the Company pursuant to Section 11.04(b), and, in order to obtain such payment, Parent or Merger Subsidiary commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against the Company for the fee set forth in Section 11.04(b), the Company shall pay to Parent or Merger Subsidiary its costs and expenses (including attorneys’ fees) in connection with such suit, and (ii) Parent fails to promptly pay the amount due by Parent pursuant to Section 11.04(b), and, in order to obtain such payment, the Company commences a suit which results in a binding nonappealable judgment rendered by a court of competent jurisdiction against Parent or Merger Subsidiary for the fee set forth in Section 11.04(b),

Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit. In addition, if Parent or the Company fails to promptly pay the amount due by such party pursuant to Section 11.04(b), interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at a rate per annum equal to three (3) percent plus the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.

Section 11.05. Disclosure Schedule and SEC Document References. The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent. The mere inclusion of an item in either the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to, or disclosure for purposes of, a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or is outside of the ordinary course of business of the Company.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, other than: (i) with respect to the provisions of Section 7.05 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (ii) at and after the Effective Time, the rights of the holders of shares of Company Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (iii) at and after the Effective Time, the rights of the holders of Company Option Awards and Company Restricted Stock Awards to receive the payments contemplated by the applicable provisions of Section 2.05, in each case, at the Effective Time in accordance with the terms and conditions of this Agreement and (iv) with respect to the proviso of the first sentence of Section 8.08, which shall inure to the benefit of each Person that is a party to an Acceptable Confidentiality Agreement with the Company. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent and Merger Subsidiary may assign all or any of their rights and obligations under this Agreement to one or more Subsidiaries of Parent, provided that no such assignment shall (i) relieve the assigning party of its obligations under this Agreement, (ii) enlarge, alter or change any obligation of any other party hereto or due to such assigning party or (iii) be permitted if such assignment would reasonably be expected to prevent, impair or delay the consummation of the Merger and the other transactions contemplated hereby.

Section 11.07. No Other Representations and Warranties. (a) Except for the representations and warranties set forth in Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims, and Parent and Merger Subsidiary hereby disclaim any reliance upon, any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Subsidiary, or any of their Affiliates or Representatives, and Parent and Merger Subsidiary hereby disclaim any reliance upon, any representation or warranty with respect to any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses.

(b) Except for the representations and warranties set forth in Article 5, the Company acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Subsidiary, and Parent and Merger Subsidiary hereby disclaim, and the Company hereby disclaim any reliance upon, any such representation or warranty, whether by or on behalf of Parent or Merger Subsidiary, and notwithstanding the delivery or disclosure to the Company, or any of their Representatives or Affiliates of any documentation or other information by Parent or Merger Subsidiary or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

Section 11.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.09. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b) EACH OF PARENT, MERGER SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY DESIGNATES THE CORPORATION TRUST COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 1209 ORANGE STREET, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19801 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT. EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by all of the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). This Agreement may be executed and delivered by facsimile or “PDF” e-mail transmission.

Section 11.12. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would occur if the Merger were not consummated and the Company’s stockholders and holders of Company Option Awards and Company Restricted Stock Awards did not receive the aggregate Merger Consideration in accordance with the terms but subject to the conditions of this Agreement) and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger and Parent’s obligation to pay, and the right of the Company’s stockholders and holders of Company Option Awards and Company Restricted Stock Awards to receive, the aggregate Merger Consideration pursuant to the Merger, subject in each case to the terms and conditions of this Agreement) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties further waive any requirement for the securing or posting of any bond or proof of actual damages in connection with any such remedy.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

HANESBRANDS, INC.

By:	/s/ Richard A. Noll

Name: Richard A. Noll
Title: Chief Executive Officer

MAIDENFORM BRANDS, INC.

By:	/s/ Maurice S. Reznik

Name: Maurice S. Reznik
Title: Chief Executive Officer

GENERAL MERGER SUB INC.

By:	/s/ Richard A. Noll

Name: Richard A. Noll
Title: Chief Executive Officer

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